Filed Pursuant to Rule 424(b)(3)
Registration No. 333-193480

STRATEGIC STORAGE GROWTH TRUST, INC.

SUPPLEMENT NO. 5 DATED DECEMBER 22, 2015

TO THE PROSPECTUS DATED SEPTEMBER 28, 2015

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Growth Trust, Inc. dated September 28, 2015 and Supplement No. 4 to the prospectus dated December 11, 2015 (which amended and superseded all prior supplements).

Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our public offering;

•	an update on the closing of the first phase of the Arrington Portfolio; and

•	additional borrowing from KeyBank National Association.

Status of Our Offering

On June 17, 2013, we commenced a private offering of up to $109.5 million in shares of our common stock to accredited investors only pursuant to a confidential private placement memorandum. On May 23, 2014, we reached the minimum offering amount of $1.0 million in sales of shares in our private offering and we commenced operations. On January 16, 2015, we terminated the private offering of which we raised a total of $7.8 million. On January 20, 2015, our public offering was declared effective. Effective September 28, 2015, we reallocated shares in our primary offering to consist of the following: up to $500 million in Class A shares at a price of $10.00 per share; and up to $500 million in Class T shares at a price of $9.47 per share. As of December 14, 2015, we have received gross offering proceeds of approximately $16.4 million from the sale of approximately 1.7 million Class A shares and approximately 11,000 Class T shares in our initial public offering. As of December 14, 2015, approximately $1.08 billion in shares remained available for sale to the public under our initial public offering, including shares available under our distribution reinvestment plan.

Closing of the Arrington Portfolio

On October 26, 2015, we entered into a purchase and sale contract to acquire four self storage facilities (the “Arrington Portfolio”) from an unaffiliated third party consisting of a total of approximately 1,840 units and 279,700 net rentable square fee and located in San Antonio, Texas (two self storage facilities); Kingwood, Texas; and Aurora, Colorado.

On December 17, 2015, we closed on three self storage facilities located in both Texas and Colorado representing the first phase (the “First Phase”) of the purchase of the Arrington Portfolio for a purchase price of approximately $26.69 million, plus closing costs and acquisition fees, which was funded by a combination of a draw of approximately $20.5 million under our credit facility (the “KeyBank Facility”) with KeyBank National Association (“KeyBank”), and the remainder from the proceeds of our public offering. We incurred acquisition fees of approximately $467,000 in connection with the acquisition of the First Phase of the Arrington Portfolio. The three properties in the First Phase consist of approximately 1,400 units and approximately 196,300 net rentable square feet of storage space.

A summary of the properties acquired in the First Phase of the Arrington Portfolio is as follows:

Property	Address	Purchase Price	Year Built	Approx. Sq. Ft. (net)	Approx. Units	Physical Occupancy(1)
San Antonio I – TX	8239 Broadway, San Antonio, TX 78209	$12,290,000	1998	76,700	490	91.2%
Kingwood – TX	1671 Northpark Drive, Kingwood, TX 77339	$8,460,000	2001	60,100	470	84.8%
Aurora - CO	500 Laredo, Aurora, CO 80011	$5,940,000	2015	59,500	440	56.7%

TOTAL		$26,690,000		196,300	1,400

(1)	Represents the occupied square feet divided by the total rentable square feet as of December 16, 2015.

Upon the completion of acquisition of the First Phase of the Arrington Portfolio, our portfolio now consists of 12 wholly-owned properties in six states, consisting of approximately 8,020 units and approximately 896,500 net rentable square feet of storage space.

The weighted average capitalization rate for the 12 self storage facilities we owned as of December 17, 2015 was approximately 5.76%. The weighted average capitalization rate is calculated as the estimated first year net operating income at the respective property divided by the property purchase price, exclusive of offering costs, closing costs and fees paid to our advisor. Estimated first year net operating income on our real estate investments is total estimated revenues generally derived from the terms of in-place leases, less property operating expenses generally based on the operating history of the property. In instances where management determines that historical amounts will not be representative of first year revenues or property operating expenses, management uses its best faith estimate of such amounts based on anticipated property operations. Estimated first year net operating income excludes interest expense, asset management fees, depreciation and amortization, and our company-level general and administrative expenses. Historical operating income for these properties is not necessarily indicative of future operating results.

SS Growth Property Management, LLC, a subsidiary of our sponsor, will serve as the property manager of the three properties acquired in the First Phase of the Arrington Portfolio and has entered into sub-property management agreements with a subsidiary of Extra Space Storage, Inc. who will manage the three properties. SS Growth Property Management, LLC will be paid management fees in an amount equal to the greater of $2,500 per month or 6% of the gross monthly revenues collected from the properties in the First Phase of the Arrington Portfolio and SS Growth Property Management, LLC will, in turn, pay the sub-property manager an amount equal to the greater of $2,500 per month or 6% of the gross monthly revenues collected from the properties acquired in the First Phase of the Arrington Portfolio, except for the months of January and July each year.

We expect the acquisition of the remaining property of the Arrington Portfolio located in San Antonio, Texas to close in January 2016. We expect to fund the purchase of this property with a combination of proceeds from an additional draw under the KeyBank Facility and proceeds from our public offering.

Additional Borrowing from KeyBank National Association

Under the terms of our existing KeyBank Facility with KeyBank, the maximum amount available to us under the KeyBank Facility was initially $20 million. The KeyBank Facility is governed by the credit agreement with KeyBank (the “Credit Agreement”). On December 17, 2015, our operating partnership, SS Growth Operating Partnership, L.P. (the “Operating Partnership”), and certain property-owning special purpose entities wholly-owned by the Operating Partnership, entered into an Amendment to the Credit Agreement (the “Amendment”), whereby KeyBank agreed to lend us up to $40 million total under the KeyBank Facility.

In addition, the Amendment permits us to borrow up to an additional $6.25 million (the “Additional Borrowing”) within 120 days following closing of the First Phase (the “Adjustment Period”), for a total potential borrowing amount of $46.25 million during the Adjustment Period. Pursuant to the Amendment, we must repay the Additional Borrowing by the end of the Adjustment Period. To date, the total amount borrowed under the KeyBank Facility is $38.3 million.

Normally, borrowings under the KeyBank Facility bear interest at our option of either (i) LIBOR plus 325 basis points, or (ii) Base Rate plus 225 basis points. Base Rate is the greater of (i) Agent Prime or (ii) the Fed Funds rate plus 0.50%. However, borrowings made during the Adjustment Period bear interest at our option of either (x) LIBOR plus 375 basis points, or (y) Base Rate plus 275 basis points. We elected to have LIBOR plus 375 basis points apply to the draw related to the First Phase, which equated to an initial interest rate of approximately 4.1%.

The Amendment modified certain covenants contained in the Credit Agreement, including the following (capitalized terms are as defined in the Amendment and the Credit Agreement):

•	The aggregate borrowing base availability under the KeyBank Credit Facility is limited to the lesser of: (1) during the Adjustment Period, sixty five percent (65%) of the Pool Value of the Mortgaged Properties, and at all other times fifty-five percent (55%) of the Pool Value of the Mortgaged Properties, or (2) during the Adjustment Period, a loan amount which would provide a Pool Debt Yield of no less than nine percent (9%), and at all other times a loan amount which would provide a minimum Debt Service Coverage Ratio of no less than 1.35 to 1.0.

•	The Amendment contains the following financial covenants, calculated as of the close of each fiscal quarter:

•	a Total Leverage Ratio no greater than sixty-five percent (65%) during the Adjustment Period and at all other times no greater than sixty percent (60%);

•	an Interest Coverage Ratio of not less than 1.65:1.00 during the Adjustment Period, and thereafter 1.75:1.00 through the quarter ending June 30, 2016, and increasing to 1.85:1.00 as of September 30, 2016 and on each quarter end thereafter;

•	a ratio of (i) the Indebtedness that bears interest at a varying rate of interest or that does not have the interest rate fixed, capped or swapped pursuant to a Hedging Agreement (excluding any such Indebtedness constituting the increased Commitment hereunder during the Adjustment Period) to (ii) the sum of the Indebtedness (excluding the increased Commitment hereunder during the Adjustment Period), not in excess of thirty percent (30%); and

•	during the Adjustment Period, a Loan to Value Ratio of not greater than sixty-five percent (65%) and at all other times a Loan to Value Ratio of not greater than fifty-five percent (55%).

The Amendment also allows us more flexibility with regard to incurring recourse debt. We may incur a maximum aggregate amount of recourse debt of 15% of our Total Asset Value (as defined in the Credit Agreement) prior to December 31, 2017, and a maximum aggregate amount of 10% of our Total Asset Value thereafter.

During the Curtailment Period (as that term is defined in the Amendment), we and the Operating Partnership must apply all proceeds from all asset sales and refinancing as well as all net proceeds of equity issuances to pay down the outstanding principal balance on the KeyBank Facility to an aggregate amount of the lesser of either $40 million or the borrowing base available calculated in accordance with the covenants that are applied outside of the Adjustment Period.

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